Exhibit 99.1

Alibaba Group Announces June Quarter 2025 Results

Hangzhou, China, August 29, 2025 - Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended June 30, 2025.

“This quarter, our strategic focus on consumption and AI + Cloud delivered strong growth. Our decisive investment in the quick commerce business achieved key milestones as we won consumer mindshare. We generated substantial synergies from combining resources of our consumer platforms which resulted in new highs in monthly active consumers and daily order volume. Driven by robust AI demand, Cloud Intelligence Group experienced accelerated revenue growth, and AI-related product revenue is now a significant portion of revenue from external customers. Looking ahead, we remain committed to investing in our two strategic pillars of consumption and AI + Cloud to capture historic opportunities and drive long-term growth,” said Eddie Wu, Chief Executive Officer of Alibaba Group.

“Our core businesses delivered strong revenue growth. Customer management revenue grew 10% and revenue from Cloud Intelligence Group grew 26%, with AI-related product revenue achieving triple-digit growth for the eighth consecutive quarter. The strength of our core businesses gives us confidence and resources to make significant investments in quick commerce and AI initiatives. We also executed well against our commitment to improve operating efficiency, as AIDC significantly narrowed its loss to approach breakeven this quarter.” said Toby Xu, Chief Financial Officer of Alibaba Group.

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2025:

•	Revenue was RMB247,652 million (US$34,571 million), an increase of 2% year-over-year. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 10% year-over-year.

•	Income from operations was RMB34,988 million (US$4,884 million), a decrease of 3% year-over-year, primarily due to the decrease in adjusted EBITA, partly offset by the decrease in amortization of intangible assets, non-cash share-based compensation expense, and a one-time provision in the same quarter last year. Adjusted EBITA, a non-GAAP measurement, decreased 14% year-over-year to RMB38,844 million (US$5,422 million), primarily attributable to the investment in “Taobao Instant Commerce”, as well as user experiences, user acquisition and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, and improved operating efficiencies across various businesses.

•	Net income attributable to ordinary shareholders was RMB43,116 million (US$6,019 million). Net income was RMB42,382 million (US$5,916 million), an increase of 76% year-over-year, primarily due to mark-to-market changes from our equity investments and gain from the disposal of local consumer service business of Trendyol, partly offset by the decrease in income from operations. Non-GAAP net income in the quarter ended June 30, 2025 was RMB33,510 million (US$4,678 million), a decrease of 18% compared to RMB40,691 million in the same quarter of 2024.

•	Diluted earnings per ADS was RMB17.98 (US$2.51). Diluted earnings per share was RMB2.25 (US$0.31 or HK$2.47). Non-GAAP diluted earnings per ADS was RMB14.75 (US$2.06), a decrease of 10% year-over-year. Non-GAAP diluted earnings per share was RMB1.84 (US$0.26 or HK$2.02), a decrease of 10% year-over-year.

•	Net cash provided by operating activities was RMB20,672 million (US$2,886 million), a decrease of 39% compared to RMB33,636 million in the same quarter of 2024. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB18,815 million (US$2,626 million), compared to an inflow of RMB17,372 million in the same quarter of 2024. The decrease in free cash flow was mainly attributed to the increase in our cloud infrastructure expenditure and the investment in “Taobao Instant Commerce”. As of June 30, 2025, our cash and other liquid investments(1) were RMB585,663 million (US$81,755 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

(1)	Cash and other liquid investments represent cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use.

BUSINESS AND STRATEGIC UPDATES

To advance our “user first” strategy and enhance user experience, during the quarter ended June 30, 2025, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Digital Media and Entertainment Group (rebranded to Hujing Digital Media and Entertainment Group, “Hujing DME”) into “All others”. Based on this strategic re-alignment, starting from this quarter, our segment reporting will present the following: (1) Alibaba China E-commerce Group, (2) Alibaba International Digital Commerce Group, (3) Cloud Intelligence Group and (4) All others.

Alibaba China E-commerce Group

We launched “Taobao Instant Commerce” service on the Taobao app at the end of April to meet consumer needs for on-demand delivery across a wide range of product categories, including food, groceries, electronics and apparel. This initiative strengthened the Taobao app’s leadership in China’s e-commerce industry. Our significant investment in quick commerce focused on building consumer mindshare and business scale, which contributed to the 25% year-over-year increase in monthly active consumers on the Taobao app in the first three weeks of August. As part of our quick commerce strategy, we expanded our product offerings and front warehouse coverage for non-food categories. While continuing to improve user experience and enhance operating efficiency, we executed our plan to generate synergies between quick commerce and the rest of Alibaba’s ecosystem by leveraging supply chains, users and membership benefits across our businesses.

Customer management revenue grew 10% year-over-year to RMB89,252 million (US$12,459 million) during the quarter, primarily driven by the improvement of take rate, which benefited from the addition of software service fees in September last year and increasing penetration of Quanzhantui.

We had a successful 6.18 Shopping Festival, which delivered strong consumer growth year-over-year on the Taobao app, as we implemented user-friendly promotion mechanisms and increased support for merchants that provide high-quality products and customer services.

The number of 88VIP members, our highest spending consumer group, continued to increase by double digits year-over-year, surpassing 53 million. We will continue to focus on improving the retention of 88VIP membership through enhanced value proposition to our most valued customers.

Alibaba International Digital Commerce Group (“AIDC”)

For the quarter ended June 30, 2025, revenue from AIDC grew 19% year-over-year to RMB34,741 million (US$4,850 million), primarily driven by strong performance in cross-border businesses. While maintaining a strategic emphasis on key regions, AIDC remained focused on operating efficiency, leading to significantly narrowed losses year-over-year and quarter-over-quarter. The unit economics of the AliExpress’ Choice business continued to improve meaningfully, primarily due to logistics optimization and investment efficiency enhancement. The unit economics of Trendyol’s International business also improved quarter-over-quarter.

AIDC’s international commerce retail businesses, AliExpress and Trendyol in particular, continued to diversify and enrich product offerings by engaging local merchants and partners through different business models in different markets. Our international wholesale platform saw broader adoption by merchants of its AI-powered tools for marketing, procurement and product listing, which provided multiple ways for the platform to monetize. We believe that our diverse businesses, comprehensive product offerings and technological strengths across geographies will bring competitive advantages in the long run set against the backdrop of a rapidly evolving global e-commerce landscape.

Cloud Intelligence Group

For the quarter ended June 30, 2025, revenue from Cloud Intelligence Group was RMB33,398 million (US$4,662 million), an increase of 26% year-over-year. During this quarter, the year-over-year growth of revenue excluding Alibaba-consolidated subsidiaries also accelerated to 26%. This momentum was primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

AI-related product revenue maintained triple-digit year-over-year growth for the eighth consecutive quarter. As AI demand continues to grow rapidly, we are also seeing increased demand of compute, storage and other public cloud services to support AI adoption. We will continue to invest in anticipation of customer growth and technology innovation, including AI products and services, to increase cloud adoption for AI and maintain our market leadership.

Alibaba Cloud’s strong position in providing critical infrastructure for the GenAI market has been highlighted in Omdia’s “Market Radar: GenAI Cloud Titans in Asia & Oceania 2025” report, which pointed to our full-stack GenAI solutions, comprehensive and developer-friendly AI platform offering and open-source initiatives. The report emphasized that through Model Studio and Platform for AI (PAI), Alibaba Cloud offers enterprises a user-friendly environment for building and deploying GenAI applications.

Share Repurchases

During the quarter ended June 30, 2025, we repurchased a total of 56 million ordinary shares (equivalent to 7 million ADSs) for a total of US$815 million. These purchases were made in the U.S. market under our share repurchase program. The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$19.3 billion as of June 30, 2025.

JUNE QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2024	2025
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	243,236	247,652	34,571	2%

Income from operations	35,989	34,988	4,884	(3	)%(2)
Operating margin	15%	14%
Adjusted EBITDA(1)	51,161	45,735	6,384	(11	)%(3)
Adjusted EBITDA margin(1)	21%	18%
Adjusted EBITA(1)	45,035	38,844	5,422	(14	)%(3)
Adjusted EBITA margin(1)	19%	16%

Net income	24,022	42,382	5,916	76	%(4)
Net income attributable to ordinary shareholders	24,269	43,116	6,019	78	%(4)
Non-GAAP net income(1)	40,691	33,510	4,678	(18	)%(3)

Diluted earnings per share(5)	1.24	2.25	0.31	82	%(4)(6)
Diluted earnings per ADS(5)	9.89	17.98	2.51	82	%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	2.05	1.84	0.26	(10	)%(3)(6)
Non-GAAP diluted earnings per ADS(1)(5)	16.44	14.75	2.06	(10	)%(3)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decrease was primarily due to the decrease in adjusted EBITA, partly offset by the decrease in amortization of intangible assets, non-cash share-based compensation expense, and a one-time provision in the same quarter last year.

(3)	The year-over-year decreases were primarily attributable to the investment in “Taobao Instant Commerce”, as well as user experiences, user acquisition and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, and improved operating efficiencies across various businesses.

(4)	The year-over-year increases were primarily due to mark-to-market changes from our equity investments and gain from the disposal of local consumer service business of Trendyol, partly offset by the decrease in income from operations, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss (income) attributable to noncontrolling interests and (accretion) reversal of accretion of mezzanine equity. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

JUNE QUARTER SEGMENT RESULTS

Revenue for the quarter ended June 30, 2025 was RMB247,652 million (US$34,571 million), an increase of 2% year-over-year compared to RMB243,236 million in the same quarter of 2024. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 10% year-over-year.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended June 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Alibaba China E-commerce Group:
E-commerce
- Customer management	81,088	89,252	12,459	10%
- Direct sales, logistics and others(2)	27,434	29,325	4,093	7%
	108,522	118,577	16,552	9%
Quick commerce(3)	13,196	14,784	2,064	12%
China commerce wholesale	5,952	6,711	937	13%
Total Alibaba China E-commerce Group	127,670	140,072	19,553	10%

Alibaba International Digital Commerce Group:
International commerce retail	23,691	28,395	3,964	20%
International commerce wholesale	5,602	6,346	886	13%
Total Alibaba International Digital Commerce Group	29,293	34,741	4,850	19%

Cloud Intelligence Group	26,549	33,398	4,662	26%
All others(4)	81,354	58,599	8,180	(28)%
Unallocated	419	519	73
Inter-segment elimination	(22,049)	(19,677)	(2,747)
Consolidated revenue	243,236	247,652	34,571	2%

(1)	The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and value-added services.

(3)	Quick commerce revenue represents quick commerce business revenue, including revenue generated through “Taobao Instant Commerce” service and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4)	All others include Freshippo, Cainiao, Alibaba Health, Hujing DME, Amap, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services. The decrease was primarily due to the revenue decrease as a result of disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Three months ended June 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change (3)

	(in millions, except percentages)
Alibaba China E-commerce Group	48,753	38,389	5,359	(21)%
Alibaba International Digital Commerce Group	(3,706)	(59)	(8)	98%
Cloud Intelligence Group	2,337	2,954	412	26%
All others	(1,077)	(1,415)	(198)	(31)%
Unallocated(2)	(871)	(419)	(58)
Inter-segment elimination	(401)	(606)	(85)
Consolidated adjusted EBITA	45,035	38,844	5,422	(14)%
Less: Non-cash share-based compensation expense	(4,109)	(3,194)	(446)
Less: Amortization and impairment of intangible assets, and others	(1,792)	(662)	(92)
Less: Provision for the shareholder class action lawsuits	(3,145)	–	–
Income from operations	35,989	34,988	4,884	(3)%

(1)	The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Alibaba China E-commerce Group

(i)	Segment revenue

•	E-commerce Business

Revenue from our E-commerce business in the quarter ended June 30, 2025 was RMB118,577 million (US$16,552 million), an increase of 9% compared to RMB108,522 million in the same quarter of 2024.

Customer management revenue increased by 10% year-over-year, primarily driven by the improvement of take rate.

Direct sales, logistics and others revenue under E-commerce business in the quarter ended June 30, 2025 was RMB29,325 million (US$4,093 million), an increase of 7% compared to RMB27,434 million in the same quarter of 2024, primarily driven by the increase in revenue from logistics services, partly offset by the decrease in direct sales revenue as a result of our planned reduction of certain direct sales businesses.

•	Quick Commerce Business

Revenue from our Quick commerce business in the quarter ended June 30, 2025 was RMB14,784 million (US$2,064 million), an increase of 12% compared to RMB13,196 million in the same quarter of 2024, mainly due to order growth as a result of the rollout of “Taobao Instant Commerce” at the end of April 2025.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended June 30, 2025 was RMB6,711 million (US$937 million), an increase of 13% compared to RMB5,952 million in the same quarter of 2024, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Alibaba China E-commerce Group adjusted EBITA decreased by 21% to RMB38,389 million (US$5,359 million) in the quarter ended June 30, 2025, compared to RMB48,753 million in the same quarter of 2024, primarily due to the investment in “Taobao Instant Commerce”, as well as user experiences, user acquisition and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended June 30, 2025 was RMB28,395 million (US$3,964 million), an increase of 20% compared to RMB23,691 million in the same quarter of 2024, primarily driven by the increase in revenue contributed by AliExpress and Trendyol. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended June 30, 2025 was RMB6,346 million (US$886 million), an increase of 13% compared to RMB5,602 million in the same quarter of 2024, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB59 million (US$8 million) in the quarter ended June 30, 2025, compared to a loss of RMB3,706 million in the same quarter of 2024, primarily due to significant improvement in AliExpress’ operating efficiency, and enhanced efficiency across various businesses including Alibaba.com, Lazada and Trendyol.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB33,398 million (US$4,662 million) in the quarter ended June 30, 2025, an increase of 26% compared to RMB26,549 million in the same quarter of 2024. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 26% year-over-year, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 26% to RMB2,954 million (US$412 million) in the quarter ended June 30, 2025, compared to RMB2,337 million in the same quarter of 2024, primarily due to public cloud revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB58,599 million (US$8,180 million) in the quarter ended June 30, 2025, a decrease of 28% compared to RMB81,354 million in the same quarter of 2024, primarily due to the revenue decrease as a result of disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended June 30, 2025 was a loss of RMB1,415 million (US$198 million), compared to a loss of RMB1,077 million in the same quarter of 2024, primarily due to the increased investment in technology businesses, partly offset by the improved operating results of Freshippo, Amap, Hujing DME and Alibaba Health.

JUNE QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended June 30,					% of
	2024		2025			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	146,106	60.1%	136,429	19,045	55.1%	(5.0)%
Product development expenses	13,373	5.5%	15,001	2,094	6.1%	0.6%
Sales and marketing expenses	32,696	13.4%	53,178	7,423	21.5%	8.1%
General and administrative expenses	13,280	5.5%	7,398	1,033	3.0%	(2.5)%
Amortization and impairment of intangible assets	1,792	0.7%	807	113	0.3%	(0.4)%
Total costs and expenses	207,247		212,813	29,708

Share-based compensation expense:
Cost of revenue	586	0.2%	463	64	0.2%	0.0%
Product development expenses	1,803	0.7%	1,466	205	0.6%	(0.1)%
Sales and marketing expenses	399	0.2%	458	64	0.2%	0.0%
General and administrative expenses	1,343	0.6%	1,158	162	0.5%	(0.1)%
Total share-based compensation expense(1)	4,131		3,545	495

Costs and expenses excluding share-based compensation expense:
Cost of revenue	145,520	59.8%	135,966	18,981	54.9%	(4.9)%
Product development expenses	11,570	4.8%	13,535	1,889	5.5%	0.7%
Sales and marketing expenses	32,297	13.3%	52,720	7,359	21.3%	8.0%
General and administrative expenses	11,937	4.9%	6,240	871	2.5%	(2.4)%
Amortization and impairment of intangible assets	1,792	0.7%	807	113	0.3%	(0.4)%
Total costs and expenses excluding share-based compensation expense	203,116		209,268	29,213

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the quarter ended June 30, 2025 was RMB136,429 million (US$19,045 million), or 55.1% of revenue, compared to RMB146,106 million, or 60.1% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 59.8% in the quarter ended June 30, 2024 to 54.9% in the quarter ended June 30, 2025, primarily due to disposal of Sun Art and Intime businesses, decrease in scale of low margin direct sales businesses, and improvement in monetization and operating efficiency.

Product development expenses – Product development expenses in the quarter ended June 30, 2025 were RMB15,001 million (US$2,094 million), or 6.1% of revenue, compared to RMB13,373 million, or 5.5% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 4.8% in the quarter ended June 30, 2024 to 5.5% in the quarter ended June 30, 2025.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended June 30, 2025 were RMB53,178 million (US$7,423 million), or 21.5% of revenue, compared to RMB32,696 million, or 13.4% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 13.3% in the quarter ended June 30, 2024 to 21.3% in the quarter ended June 30, 2025, primarily attributable to the investment in “Taobao Instant Commerce”, as well as user experiences and user acquisition of Alibaba China E-commerce Group.

General and administrative expenses – General and administrative expenses in the quarter ended June 30, 2025 were RMB7,398 million (US$1,033 million), or 3.0% of revenue, compared to RMB13,280 million, or 5.5% of revenue, in the same quarter of 2024. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4.9% in the quarter ended June 30, 2024 to 2.5% in the quarter ended June 30, 2025, primarily due to a one-time provision for the shareholder class action lawsuits in the same quarter last year.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2025 was RMB3,545 million (US$495 million), compared to RMB4,131 million in the same quarter of 2024.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended June 30,
	2024	2025		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	3,091	2,321	324	(25)%
Others(2)	1,040	1,224	171	18%
Total share-based compensation expense(3)	4,131	3,545	495	(14)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents share-based awards of our subsidiaries and Ant Group granted to our employees.

(3)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense decreased in the quarter ended June 30, 2025 compared to the same quarter of 2024. This decrease was primarily due to the decrease in the number of Alibaba Group share-based awards granted as we have increased the proportion of long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended June 30, 2025 was RMB807 million (US$113 million), a decrease of 55% from RMB1,792 million in the same quarter of 2024, primarily due to full amortization of certain intangible assets.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2025 was RMB34,988 million (US$4,884 million), or 14% of revenue, a decrease of 3% compared to RMB35,989 million, or 15% of revenue, in the same quarter of 2024, primarily due to the decrease in adjusted EBITA, partly offset by the decrease in amortization of intangible assets, non-cash share-based compensation expense, and a one-time provision in the same quarter last year.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 11% year-over-year to RMB45,735 million (US$6,384 million) in the quarter ended June 30, 2025, compared to RMB51,161 million in the same quarter of 2024. Adjusted EBITA decreased 14% year-over-year to RMB38,844 million (US$5,422 million) in the quarter ended June 30, 2025, compared to RMB45,035 million in the same quarter of 2024, primarily attributable to the investment in “Taobao Instant Commerce”, as well as user experiences, user acquisition and technology, partly offset by double-digit revenue growth in Alibaba China E-commerce Group, and improved operating efficiencies across various businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “June Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2025 was a gain of RMB17,376 million (US$2,426 million), compared to a loss of RMB1,478 million in the same quarter of 2024, primarily due to mark-to-market changes from our equity investments and gain from the disposal of local consumer service business of Trendyol.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended June 30, 2025 was RMB348 million (US$48 million), an increase of 35% compared to RMB257 million in the same quarter of 2024.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2025 were RMB8,865 million (US$1,237 million), compared to RMB10,063 million in the same quarter of 2024.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended June 30, 2025 was RMB1,013 million (US$141 million), a decrease of 33% compared to RMB1,505 million in the same quarter of 2024. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended June 30,
	2024	2025
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	3,917	1,547	216
- Others	(588)	455	63
Impairment loss	(2,157)	–	–
Others(1)	333	(989)	(138)
Total	1,505	1,013	141

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was mainly attributable to investments in new growth initiatives and technologies, and the decrease in fair value of certain investments.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2025 was RMB42,382 million (US$5,916 million), compared to RMB24,022 million in the same quarter of 2024, primarily due to mark-to-market changes from our equity investments and gain from the disposal of local consumer service business of Trendyol, partly offset by the decrease in income from operations.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the quarter ended June 30, 2025 was RMB33,510 million (US$4,678 million), a decrease of 18% compared to RMB40,691 million in the same quarter of 2024. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2025 was RMB43,116 million (US$6,019 million), compared to RMB24,269 million in the same quarter of 2024, primarily due to mark-to-market changes from our equity investments and gain from the disposal of local consumer service business of Trendyol, partly offset by the decrease in income from operations.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended June 30, 2025 was RMB17.98 (US$2.51), compared to RMB9.89 in the same quarter of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended June 30, 2025 was RMB14.75 (US$2.06), a decrease of 10% compared to RMB16.44 in the same quarter of 2024.

Diluted earnings per share in the quarter ended June 30, 2025 was RMB2.25 (US$0.31 or HK$2.47), compared to RMB1.24 in the same quarter of 2024. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the quarter ended June 30, 2025 was RMB1.84 (US$0.26 or HK$2.02), a decrease of 10% compared to RMB2.05 in the same quarter of 2024.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of June 30, 2025, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, of which that are unrestricted for withdrawal and use, were RMB585,663 million (US$81,755 million), compared to RMB597,132 million as of March 31, 2025. Other treasury investments mainly include investments in fixed deposits, certificate of deposits and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments of RMB11,469 million during the quarter ended June 30, 2025, was primarily due to (i) free cash flow outflow of RMB18,815 million (US$2,626 million), (ii) cash outflow of RMB8,429 million (US$1,177 million) for investment and acquisition activities, and (iii) cash used in repurchase of ordinary shares of RMB5,840 million (US$815 million), partly offset by (iv) cash inflow of RMB17,457 million (US$2,437 million) from disposal of investments, and (v) net proceeds from bank borrowings of RMB3,287 million (US$459 million).

Net cash provided by operating activities and free cash flow

During the quarter ended June 30, 2025, net cash provided by operating activities was RMB20,672 million (US$2,886 million), a decrease of 39% compared to RMB33,636 million in the same quarter of 2024. Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB18,815 million (US$2,626 million), compared to an inflow of RMB17,372 million in the same quarter of 2024. The decrease in free cash flow was mainly attributed to the increase in our cloud infrastructure expenditure and the investment in “Taobao Instant Commerce”. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash provided by investing activities

During the quarter ended June 30, 2025, net cash provided by investing activities of RMB18,328 million (US$2,558 million) primarily reflected a decrease in short-term investments by RMB35,652 million (US$4,977 million), cash inflow of RMB17,457 million (US$2,437 million) from disposal of investments, and a decrease in other treasury investments by RMB12,364 million (US$1,726 million).These cash inflows were partly offset by capital expenditures of RMB38,676 million (US$5,399 million) and cash outflow of RMB8,429 million (US$1,177 million) for investment and acquisition activities.

Net cash used in financing activities

During the quarter ended June 30, 2025, net cash used in financing activities of RMB2,731 million (US$381 million) primarily reflected cash used in repurchase of ordinary shares of RMB5,840 million (US$815 million), partly offset by net proceeds from bank borrowings of RMB3,287 million (US$459 million).

Employees

As of June 30, 2025, we had a total of 123,711 employees, compared to 124,320 as of March 31, 2025.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on Friday, August 29, 2025.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10048830-bmkj1i.html

Chinese: https://s1.c-conf.com/diamondpass/10048829-vs9tz3.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10048830; Chinese conference PIN 10048829).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on August 29, 2025 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group is a global technology company focused on e-commerce and cloud computing. We enable merchants, brands and retailers to market, sell and engage with consumers by providing digital and logistics infrastructure, efficiency tools and vast marketing reach. We empower enterprises with our leading cloud infrastructure, services and work collaboration capabilities to facilitate their digital transformation and grow their businesses.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.1636 to US$1.00, the exchange rate on June 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.91195 to HK$1.00, the middle rate on June 30, 2025 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, its financial results, return on investments, strategic investments and dispositions and share repurchases, and the business outlook and quotations from management in this announcement, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Alibaba’s ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba’s businesses; risks related to strategic transactions; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; changes to our shareholder return initiatives; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2024	2025
	RMB	RMB	US$

	(in millions, except per share data)
Revenue	243,236	247,652	34,571
Cost of revenue	(146,106)	(136,429)	(19,045)
Product development expenses	(13,373)	(15,001)	(2,094)
Sales and marketing expenses	(32,696)	(53,178)	(7,423)
General and administrative expenses	(13,280)	(7,398)	(1,033)
Amortization and impairment of intangible assets	(1,792)	(807)	(113)
Other gains, net	–	149	21

Income from operations	35,989	34,988	4,884
Interest and investment income, net	(1,478)	17,376	2,426
Interest expense	(2,188)	(2,478)	(346)
Other income, net	257	348	48

Income before income tax and share of results of equity method investees	32,580	50,234	7,012
Income tax expenses	(10,063)	(8,865)	(1,237)
Share of results of equity method investees	1,505	1,013	141

Net income	24,022	42,382	5,916
Net loss (income) attributable to noncontrolling interests	368	(1,733)	(242)

Net income attributable to Alibaba Group Holding Limited	24,390	40,649	5,674

(Accretion) Reversal of accretion of mezzanine equity	(121)	2,467	345
Net income attributable to ordinary shareholders	24,269	43,116	6,019

Earnings per share attributable to ordinary shareholders(1)
Basic	1.26	2.32	0.32
Diluted	1.24	2.25	0.31

Earnings per ADS attributable to ordinary shareholders(1)
Basic	10.04	18.57	2.59
Diluted	9.89	17.98	2.51

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	19,329	18,570
Diluted	19,595	19,142

(1)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2025	2025
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	145,487	183,120	25,563
Short-term investments	228,826	191,737	26,766
Restricted cash and escrow receivables	43,781	41,459	5,787
Equity securities and other investments	53,780	41,558	5,801
Prepayments, receivables and other assets	202,175	228,197	31,855
Total current assets	674,049	686,071	95,772

Equity securities and other investments	356,818	365,251	50,987
Prepayments, receivables and other assets	83,431	93,284	13,022
Investment in equity method investees	210,169	205,941	28,748
Property and equipment, net	203,348	220,835	30,828
Intangible assets, net	20,911	20,125	2,809
Goodwill	255,501	255,578	35,677
Total assets	1,804,227	1,847,085	257,843

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	22,562	24,584	3,432
Income tax payable	11,638	8,939	1,248
Accrued expenses, accounts payable and other liabilities	332,537	371,624	51,877
Merchant deposits	274	255	35
Deferred revenue and customer advances	68,335	68,225	9,524
Total current liabilities	435,346	473,627	66,116

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2025	2025
	RMB	RMB	US$

	(in millions)
Deferred revenue	4,536	4,456	622
Deferred tax liabilities	48,454	47,001	6,561
Non-current bank borrowings	49,909	50,919	7,108
Non-current unsecured senior notes	122,398	121,164	16,914
Non-current convertible unsecured senior notes	35,834	35,431	4,946
Other liabilities	17,644	21,168	2,955
Total liabilities	714,121	753,766	105,222

Commitments and contingencies

Mezzanine equity	11,713	9,921	1,384

Shareholders’ equity:
Ordinary shares	1	1	–
Additional paid-in capital	381,379	386,585	53,965
Treasury shares at cost	(36,329)	(36,306)	(5,068)
Statutory reserves	15,936	15,961	2,228
Accumulated other comprehensive income (loss)	3,393	(107)	(15)
Retained earnings	645,478	647,538	90,393

Total shareholders’ equity	1,009,858	1,013,672	141,503
Noncontrolling interests	68,535	69,726	9,734

Total equity	1,078,393	1,083,398	151,237

Total liabilities, mezzanine equity and equity	1,804,227	1,847,085	257,843

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2024	2025
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	33,636	20,672	2,886
Net cash (used in) provided by investing activities	(35,829)	18,328	2,558
Net cash used in financing activities	(19,582)	(2,731)	(381)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	659	(958)	(134)

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(21,116)	35,311	4,929
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	286,424	189,268	26,421

Cash and cash equivalents, restricted cash and escrow receivables at end of period	265,308	224,579	31,350

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2024	2025
	RMB	RMB	US$

	(in millions)
Net income	24,022	42,382	5,916
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	1,478	(17,376)	(2,426)
Interest expense	2,188	2,478	346
Other income, net	(257)	(348)	(48)
Income tax expenses	10,063	8,865	1,237
Share of results of equity method investees	(1,505)	(1,013)	(141)
Income from operations	35,989	34,988	4,884
Non-cash share-based compensation expense	4,109	3,194	446
Amortization and impairment of intangible assets, and others	1,792	662	92
Provision for the shareholder class action lawsuits	3,145	–	–
Adjusted EBITA	45,035	38,844	5,422
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,126	6,891	962
Adjusted EBITDA	51,161	45,735	6,384

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2024	2025
	RMB	RMB	US$

	(in millions)
Net income	24,022	42,382	5,916
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	4,109	3,194	446
Amortization and impairment of intangible assets	1,792	807	113
Provision for the shareholder class action lawsuits	3,145	–	–
Loss (Gain) on deemed disposals/disposals/revaluation of investments	4,581	(13,128)	(1,832)
Impairment of investments, and others	4,311	1,013	141
Tax effects(1)	(1,269)	(758)	(106)

Non-GAAP net income	40,691	33,510	4,678

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended June 30,
	2024	2025
	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	24,269	43,116	6,019
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(75)	(162)	(23)
Adjustments for interest expense attributable to convertible unsecured senior notes	26	71	10
Net income attributable to ordinary shareholders – diluted	24,220	43,025	6,006
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	16,045	(7,734)	(1,080)

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	40,265	35,291	4,926

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	19,595	19,142

Diluted earnings per share(2)(3)	1.24	2.25	0.31

Non-GAAP diluted earnings per share(2)(4)	2.05	1.84	0.26

Diluted earnings per ADS(2)(3)	9.89	17.98	2.51

Non-GAAP diluted earnings per ADS(2)(4)	16.44	14.75	2.06

(1)	Non-GAAP adjustments excluding the attributions to the noncontrolling interests. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before excluding the attributions to the noncontrolling interests).

(2)	Each ADS represents eight ordinary shares.

(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2024	2025
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	33,636	20,672	2,886
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(11,939)	(38,629)	(5,392)
Less: Changes in the buyer protection fund deposits	(4,325)	(858)	(120)

Free cash flow	17,372	(18,815)	(2,626)